                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         AMERICAN REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029174-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
                           (469) 522-4360 (Facsimile)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  April 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                   Basic Capital Management, Inc., FEI No. 75-2261065
         ......................................................................
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................
--------------------------------------------------------------------------------
     3)  SEC Use Only .........................................................
--------------------------------------------------------------------------------
                                                       WC
     4)  Source of Funds (See Instructions) ...................................
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) .........................................................
................................................................................
--------------------------------------------------------------------------------
                                                        Nevada
     6)  Citizenship or Place of Organization  ................................
--------------------------------------------------------------------------------
                                                          6,625,944
                  7)    Sole Voting Power .....................................
Number of         --------------------------------------------------------------
Shares Bene-                                              -0-
ficially          8)    Shared Voting Power ...................................
Owned by          --------------------------------------------------------------
Each Report-                                              6,625,944
ing Person        9)    Sole Dispositive Power ................................
With              --------------------------------------------------------------
                                                          -0-
                  10)   Shared Dispositive Power ..............................
--------------------------------------------------------------------------------
                                                                      6,625,944
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ........................................................
................................................................................
--------------------------------------------------------------------------------
                                                                  58.2%
     13) Percent of Class Represented by Amount in Row (11) ...................
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

     CUSIP No. 029174-10-9
--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
         ......................................................................
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b) ..................................................................
--------------------------------------------------------------------------------
     3)  SEC Use Only .........................................................
--------------------------------------------------------------------------------
                                                     OO
     4)  Source of Funds (See Instructions) ...................................
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) .........................................................
................................................................................
--------------------------------------------------------------------------------
                                                          Texas
     6)  Citizenship or Place of Organization .................................
--------------------------------------------------------------------------------
                                                          27,602
                  7)    Sole Voting Power .....................................
Number of         --------------------------------------------------------------
Shares Bene-                                              -0-
ficially          8)    Shared Voting Power ...................................
Owned by          --------------------------------------------------------------
Each Report-                                              27,602
ing Person        9)    Sole Dispositive Power ................................
With              --------------------------------------------------------------
                                                          -0-
                  10)   Shared Dispositive Power ..............................
--------------------------------------------------------------------------------
                                                                       27,602
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ........................................................
................................................................................
--------------------------------------------------------------------------------
                                                                    0.2%
     13) Percent of Class Represented by Amount in Row (11) ...................
--------------------------------------------------------------------------------
                                                              OO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

              Transcontinental Realty Investors, Inc., FEI No. 94-656582
         ......................................................................
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b) ..................................................................
--------------------------------------------------------------------------------
     3)  SEC Use Only .........................................................
--------------------------------------------------------------------------------
                                                     OO
     4)  Source of Funds (See Instructions) ...................................
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) .........................................................
................................................................................
--------------------------------------------------------------------------------
                                                            Nevada
     6)  Citizenship or Place of Organization .................................
--------------------------------------------------------------------------------
                                                          746,972
                  7)    Sole Voting Power .....................................
Number of         --------------------------------------------------------------
Shares Bene-                                              -0-
ficially          8)    Shared Voting Power....................................
Owned by          --------------------------------------------------------------
Each Report-                                              746,972
ing Person        9)    Sole Dispositive Power ................................
With              --------------------------------------------------------------
                                                          -0-
                  10)   Shared Dispositive Power ..............................
--------------------------------------------------------------------------------
                                                                       746,972
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ........................................................
................................................................................
--------------------------------------------------------------------------------
                                                                       6.6%
     13) Percent of Class Represented by Amount in Row (11) ...................
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

ITEM 1.  SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D (this "Amendment No. 2") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Company" or the "Issuer" or "ARL"), and amends the original Statement on Schedule 13D (the "Statement") filed by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 2 to Schedule 13D is being filed due to an increase by more than one percent (1%) in the percentage ownership by Basic Capital Management, Inc. ("BCM") of Shares during the period from March 30, 2001 through June 28, 2002, in part as a result in a decrease in the number of Shares of the Issuer outstanding from the last reported amount outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Statement is further amended by restating such item as follows:

         (a)-(c) and (f) This Amendment No. 1 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), the Gene E. Phillips Children's Trust, a trust formed under the laws of the state of Texas (the "GEP Trust"), and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of BCM, GEP Trust and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of TCI are also executive officers of BCM. Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM and TCI. BCM also serves as the contractual advisor to ARL and TCI.

         I. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips.

         II. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips.

The trustee of the GEP Trust is Donald W. Phillips, brother of Gene E. Phillips.

         Mr. Gene E. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         Mr. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald
W. Phillips is a citizen of the United States of America.

         III. TCI is a real estate investment company organized and existing under the laws of the state of Nevada. TCI's principal business activity is investment in real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1 or 2 who may have previously been referred to as executive officers or directors of BCM or TCI, respectively, in the Statement no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of BCM, GEP Trust or TCI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of BCM, GEP Trust or TCI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons, and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Statement is hereby amended as follows:

         (a) According to the latest information available from the Issuer, as of June 28, 2002, the total number of issued and outstanding Shares was 11,375,127 Shares. As of June 28, 2002, after giving effect to the transaction described in (c) below and Item 1 above, the Reporting Persons own and hold directly and beneficially the following Shares:

                                                     No. of Shares     Approximate
                    Name                             Owned Directly    % of Class
                    ----                             --------------    -----------
                     BCM                                6,625,944            58.2%
                  GEP Trust                                27,602             0.2%
                     TCI                                  746,972             6.6%
                                                       ----------      ----------
                   TOTALS                               7,400,518            65.0%
                                                       ==========      ==========

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                         No. of Shares                  % of
Name of Director                               Entity                  Beneficially Owned               Class
----------------                               ------                  ------------------               -----
Ryan T. Phillips                               BCM and                     6,653,546                    58.4%
                                              GEP Trust
Donald W. Phillips                            GEP Trust                       27,602                     0.2%
Mickey Ned Phillips                              BCM                       6,625,944                    58.4%
Ted P. Stokely                                   TCI                         746,972                     6.6%
Henry A. Butler                                  TCI                         746,972                    6.6%
Martin L. White                                  TCI                         746,972                     6.6%
Earl D. Cecil                                    TCI                         746,972                     6.6%
                                                                         -----------                 -------
         Total Units beneficially owned by
         Reporting Persons and individuals
        listed above                                                       7,344,518                    65.0%
                                                                         ===========                 =======

         (b) Each of the directors of BCM share voting and dispositive power over the 6,625,944 Shares held by BCM. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispository power over the 27,602 Shares held by the GEP Trust.

         (c) During the sixty calendar days ended June 28, 2002, except for the transactions that are described below, the Reporting Persons and their respective executive officers and directors did not engage in any transaction of the Shares or any other equity interests derivative thereof. During the period from March 26, 2001 (the day after the date of Amendment No. 1), through February 6, 2002, after giving effect to one correction, BCM acquired a net amount of 50,866 Shares in five open market transactions and one private purchase transaction at prices ranging from $13.05 to $10.75 per Share. The following table sets forth the acquisition and disposition transactions in the Shares that have been effectuated during the sixty days ended April 8, 2002 (the date of material change) and for the 60 days ended June 28, 2002:

                                                 NO. OF SHARES      PRICE
      REPORTING                                   ACQUIRED OR        PER
       PERSON                        DATE          (DISPOSED)       SHARE         TYPE OF TRANSACTION
          BCM                      03/21/02            1,200     $     6.40      Open Market Purchase
          BCM                      03/21/02            7,500     $     6.50      Open Market Purchase
          BCM                      04/01/02            1,500     $     7.00      Open Market Purchase
          BCM                      04/02/02            1,500     $     6.89      Open Market Purchase
          BCM                      04/03/02            1,500     $     6.88      Open Market Purchase
          BCM                      04/04/02              700     $     6.72      Open Market Purchase
          BCM                      04/05/02            1,500     $     6.88      Open Market Purchase
          BCM                      04/08/02            1,500     $     7.00      Open Market Purchase
          BCM                      04/08/02          195,000     $     7.50        Private Purchase
          BCM                      04/08/02              100     $     6.70        Private Purchase
          BCM                      04/09/02            1,500     $     7.01      Open Market Purchase
          BCM                      04/09/02            7,500     $     7.10      Open Market Purchase
          BCM                      04/10/02            1,500     $     7.15      Open Market Purchase
          BCM                      04/11/02            1,200     $     7.25      Open Market Purchase
          BCM                      04/12/02           78,000     $    15.75        Private Purchase
          BCM                      04/15/02           10,000     $    15.75        Private Purchase
          BCM                      04/29/02              600     $     7.91      Open Market Purchase

                                                 NO. OF SHARES      PRICE
      REPORTING                                   ACQUIRED OR        PER
       PERSON                        DATE          (DISPOSED)       SHARE         TYPE OF TRANSACTION
          BCM                      04/30/02            1,000     $     8.45      Open Market Purchase
          BCM                      05/06/02            1,000     $     8.95      Open Market Purchase
          BCM                      05/07/02              500     $     8.66      Open Market Purchase
          BCM                      05/08/02            1,000     $     8.48      Open Market Purchase
          BCM                      05/09/02            1,000     $     8.48      Open Market Purchase
          BCM                      05/10/02              600     $     8.35      Open Market Purchase
          BCM                      05/13/02            1,000     $     8.26      Open Market Purchase
          BCM                      05/14/02            1,000     $     8.00      Open Market Purchase
          BCM                      05/17/02            1,000     $     7.50      Open Market Purchase
          BCM                      05/20/02            1,000     $     7.52      Open Market Purchase
          BCM                      05/21/02            1,000     $     7.30      Open Market Purchase
          BCM                      05/22/02            1,000     $     7.40      Open Market Purchase
          BCM                      05/23/02            1,000     $     7.31      Open Market Purchase
          BCM                      05/23/02              600     $     7.30      Open Market Purchase
          BCM                      05/24/02            1,000     $     7.28      Open Market Purchase
          BCM                      05/24/02            1,000     $     7.28      Open Market Purchase
          BCM                      05/28/02            1,000     $     7.12      Open Market Purchase
          BCM                      05/28/02            1,000     $     7.13      Open Market Purchase
          BCM                      05/30/02              100     $     7.42      Open Market Purchase
          BCM                      06/03/02            1,600     $     8.05      Open Market Purchase
          BCM                      06/04/02              200     $     8.31      Open Market Purchase
          BCM                      06/04/02              100     $     8.30      Open Market Purchase
          BCM                      06/05/02            1,600     $     8.60      Open Market Purchase
          BCM                      06/05/02            1,000     $     8.60      Open Market Purchase
          BCM                      06/06/02            1,000     $     9.08      Open Market Purchase
          BCM                      06/07/02            1,000     $     9.05      Open Market Purchase
          BCM                      06/10/02            1,400     $     9.13      Open Market Purchase
          BCM                      06/11/02            1,400     $     9.40      Open Market Purchase
          BCM                      06/11/02              700     $     9.36      Open Market Purchase
          BCM                      06/11/02            1,400     $     9.60      Open Market Purchase
          BCM                      06/17/02              600     $     8.80      Open Market Purchase
          BCM                      06/18/02            1,000     $     8.76      Open Market Purchase
          BCM                      06/18/02              100     $     8.70      Open Market Purchase
          BCM                      06/18/02              300     $     8.75      Open Market Purchase
          BCM                      06/18/02            1,400     $     8.97      Open Market Purchase
          BCM                      06/19/02            2,700     $     9.33      Open Market Purchase
          BCM                      06/20/02            2,700     $     9.37      Open Market Purchase
          BCM                      06/21/02            2,500     $     9.40      Open Market Purchase
          BCM                      06/24/02            2,000     $     9.57      Open Market Purchase
          BCM                      06/25/02              100     $     9.93      Open Market Purchase
          BCM                      06/26/02              600     $    10.24      Open Market Purchase
          BCM                      06/27/02            1,500     $    10.64      Open Market Purchase
          BCM                      06/28/02              500     $    10.86      Open Market Purchase
          BCM                      06/28/02              100     $    11.15      Open Market Purchase
                TOTAL:                               356,600
                                                 ===========

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI and the GEP Trust.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended to read as follows:

         BCM has pledged 250,000 Shares to Jacksonville Bank and pledged 236,600 Shares to United Pacific Bank pursuant to loan agreements with such lenders.

         BCM has also pledged 100,000 Shares to Beal Bank, 737,100 Shares to Preferred Bank and 850,000 Shares to Merrill Lynch, as accommodation pledges in connection with loans from such lenders to ARL. BCM has also pledged 120,810 Shares to First Enterprise Bank as an accommodation pledge on behalf of Bordeaux Investments Two, LLC for a loan from such bank to Bordeaux Investments Two, LLC. BCM also pledged 50,000 Shares to First National Bank of Central Texas as an accommodation pledge on behalf of One Realco Corporation for a loan from such bank to One Realco Corporation.

         Of the balance of the Shares owned by BCM, 2,678,849 are held in bank and brokerage accounts along with other securities owned by BCM. As such, those 2,678,849 Shares may be deemed to be "collateral" for any borrowings made from time to time pursuant to the customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 746,972 Shares owned by TCI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Sinex Securities LLC relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 27,602 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of the GEP Trust, which is a stock margin account maintained by the GEP Trust with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

         Dated: July 10, 2002

                                   BASIC CAPITAL MANAGEMENT, INC.


                                   By:      /s/ Ronald E. Kimbrough
                                       ----------------------------------------
                                            Ronald E. Kimbrough
                                            Executive Vice President and
                                            Chief Financial Officer


                                  TRANSCONTINENTAL REALTY INVESTORS, INC.


                                   By:      /s/ Ronald E. Kimbrough
                                       ----------------------------------------
                                            Ronald E. Kimbrough
                                            Executive Vice President and
                                            Chief Financial Officer

                                   GENE E. PHILLIPS CHILDREN'S TRUST


                                   By:      /s/ Donald W. Phillips
                                       ----------------------------------------
                                            Donald W. Phillips, Trustee

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

   NAME AND CAPACITY WITH                                                         PRESENT BUSINESS IN
       BASIC CAPITAL                                                              WHICH EMPLOYMENT IS
      MANAGEMENT, INC.                     BUSINESS ADDRESS                             CONDUCTED
   ----------------------                  ----------------                       -------------------
Ryan T. Phillips, Director               1800 Valley View Lane                 President, Signature Asset
                                         Suite 300                             Management, Inc.
                                         Dallas, Texas 75234

Mickey Ned Phillips, Director            264 Rolling Hills Circle              President, Ned Phillips
                                         Gaffney, SC 29340                     Construction Company

Ronald E. Kimbrough, Executive Vice      1800 Valley View Lane                 Executive Vice President and Chief
President and Chief Financial Officer    Suite 300                             Financial Officer, Basic Capital
                                         Dallas, Texas 75234                   Management, Inc.

Mark W. Branigan, Executive Vice         1800 Valley View Lane                 Executive Vice President -
President - Residential                  Suite 300                             Residential, Basic Capital
                                         Dallas, Texas 75234                   Management, Inc.

David W. Starowicz, Executive Vice       1800 Valley View Lane                 Executive Vice President -
President - Commercial Asset Management  Suite 300                             Commercial Asset Management, Basic
                                         Dallas, Texas 75234                   Capital Management, Inc.

Louis J. Corna, Executive Vice           1800 Valley View Lane                 Executive Vice President of Tax,
President of Tax                         Suite 300                             Basic Capital Management, Inc.
                                         Dallas, Texas 75234

Robert A. Waldman, Senior Vice           1800 Valley View Lane                 Senior Vice President, General
President, Secretary and General         Suite 300                             Counsel and Secretary, Basic
Counsel                                  Dallas, Texas 75234                   Capital Management, Inc.

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                     TRANSCONTINENTAL REALTY INVESTORS, INC.

    NAME AND CAPACITY WITH
    TRANSCONTINENTAL REALTY                                                     PRESENT BUSINESS IN WHICH
         INVESTORS, INC.                   BUSINESS ADDRESS                     EMPLOYMENT IS CONDUCTED
    -----------------------                ----------------                     -------------------------
Ted P. Stokely, Chairman of the Board   1800 Valley View Lane                 General Manager, Minority and
of Directors                            Suite 300                             Elderly Housing Assistance
                                        Dallas, Texas 75234                   Foundation, Inc.

Henry A. Butler, Director               1800 Valley View Lane Suite 300       Broker - Land Sales, Basic Capital
                                        Dallas, Texas 75234                   Management, Inc.

Martin L. White, Director               8051 Coach Drive                      Chairman of the Board and Chief
                                        Oakland, California 94605             Executive Officer of Community Based
                                                                              Developers, Inc.

Earl D. Cecil, Director                 3780 Paseo Vista Famosa               Financial and Business Consultant
                                        Rancho Santa Fe, CA 92091

Ronald E. Kimbrough, Executive Vice     1800 Valley View Lane                 Executive Vice President and Chief
President and Chief Financial Officer   Suite 300                             Financial Officer, Basic Capital
                                        Dallas, Texas 75234                   Management, Inc.

Mark W. Branigan, Executive Vice        1800 Valley View Lane                 Executive Vice President -
President - Residential                 Suite 300                             Residential, Basic Capital
                                        Dallas, Texas 75234                   Management, Inc.

Louis J. Corna, Executive Vice          1800 Valley View Lane                 Executive Vice President of Tax,
President of Tax                        Suite 300                             Basic Capital Management, Inc.
                                        Dallas, Texas 75234

David W. Starowicz, Executive Vice      1800 Valley View Lane                 Executive Vice President -
President - Commercial Asset            Suite 300                             Commercial Asset Management, Basic
Management                              Dallas, Texas 75234                   Capital Management, Inc.

Robert A. Waldman, Senior Vice          1800 Valley View Lane                 Senior Vice President, General
President, Secretary and General        Suite 300                             Counsel and Secretary, Basic Capital
Counsel                                 Dallas, Texas 75234                   Management, Inc.


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